FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 3

to

ANNUAL REPORT

of

LANDWIRTSCHAFTLICHE RENTENBANK

(Name of Registrant)

Date of end of last fiscal year: December 31, 2014

SECURITIES REGISTERED
(As of the close of the fiscal year)*

Title of Issue	Amount as to which registration is effective	Names of exchanges on which registered

N/A	N/A	N/A

*	The registrant files annual reports on Form 18-K on a voluntary basis.

Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:

KRYSTIAN CZERNIECKI, ESQ. Sullivan & Cromwell LLP Neue Mainzer Strasse 52 60311 Frankfurt am Main Germany +49 (69) 4272 5200	SINA R. HEKMAT, ESQ. Hogan Lovells US LLP 875 Third Avenue New York, NY 10022 +1 (212) 918 3000

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2014, as follows:

•	Exhibit (d) is hereby amended by adding the text under the caption “Presentation of Financial and Other Information” on page 3 hereof to the “Presentation of Financial and Other Information” section.

•	Exhibit (d) is hereby amended by adding the text under the caption “Exchange Rate Information” on page 3 hereof to the “Exchange Rate Information” section.

•	Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—Landwirtschaftliche Rentenbank” on pages 4 to 6 hereof to the “Recent Developments—Landwirtschaftliche Rentenbank” section.

•	Exhibit (d) is hereby amended by replacing the text in the “Recent Developments—The Federal Republic of Germany—Overview of Key Economic Figures” section with the text under the caption “Recent Developments—The Federal Republic of Germany—Overview of Key Economic Figures” on pages 7 to 9 hereof.

•	Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—The Federal Republic of Germany—Germany’s General Government Deficit/Surplus and General Government Gross Debt” on page 9 hereof to the “Recent Developments—The Federal Republic of Germany—Germany’s General Government Deficit/Surplus and General Government Gross Debt” section.

•	Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—The Federal Republic of Germany—Other Recent Developments” on page 10 hereof to “Recent Developments—The Federal Republic of Germany—Other Recent Developments” section.

This report is intended to be incorporated by reference into Landwirtschaftliche Rentenbank’s prospectus dated January 2, 2014 and any future prospectus filed by Landwirtschaftliche Rentenbank with the Securities and Exchange Commission to the extent such prospectus indicates that it intends to incorporate by reference this report.

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PRESENTATION OF FINANCIAL AND OTHER INFORMATION

On February 1, 2016, the euro foreign exchange reference rate as published by the European Central Bank was EUR 1.00 = 1.0884 U.S. dollar (EUR 0.9188 per U.S. dollar).

EXCHANGE RATE INFORMATION

We file reports with the SEC giving economic data expressed in euro.

The following table shows the period end, average, high and low noon buying rates for euros, expressed in U.S. dollars per €1.00 for the periods and dates indicated, as reported by the Federal Reserve Bank of New York.

	Period End	Average(1)	High	Low
Quarter ended December 31, 2015	1.0859	1.0821	1.1437	1.0562
Year ended December 31, 2015	1.0859	1.1032	1.2015	1.0524

(1) The average of the noon buying rates on the last business day of each month during the relevant period.

The following table shows the high and low noon buying rates for euro, expressed as U.S. dollars per EUR 1.00, for each month from November 2015 through January 2016 (January 22, 2016), published on a weekly basis by the Federal Reserve Bank of New York.

	High	Low
November 2015	1.1026	1.0562
December 2015	1.1025	1.0573
January 2016 (through January 22)	1.0964	1.0743

No representation is made that the euro or U.S. dollar amounts referred to herein or referred to in the documents which incorporate this information by reference could have been or could be converted into U.S. dollars or euro, as the case may be, at any particular rate.

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RECENT DEVELOPMENTS

LANDWIRTSCHAFTLICHE RENTENBANK

Rentenbank Preliminary Results for the Year Ended December 31, 2015

The following information is derived from Rentenbank’s press release of January 28, 2016, announcing certain preliminary results for 2015. The financial figures in this section are based on preliminary, unaudited unconsolidated results for Rentenbank’s fiscal year ended December 31, 2015. Consequently, the amounts discussed below could be subject to change as a result of the audit process. Unless otherwise indicated, the financial figures in this section were prepared in accordance with German GAAP. Rentenbank will prepare its final, consolidated financial statements also in accordance with International Financial Reporting Standards as adopted by the European Union. Rentenbank expects its final, audited consolidated and unconsolidated financial statements for 2015 to be announced at a press conference and published in April 2016.

According to preliminary figures, Rentenbank reported a peak in demand for its promotional loans. Despite the challenging economic situation in agriculture, new business in low-interest special promotional loans was up 13.8% year-on-year, reaching a new record high of EUR 7.8 billion in 2015. However, demand for loans to ensure the liquidity of agricultural enterprises was also on the rise. For the first time in five years, the volume of the liquidity assistance loans is again in the triple-digit million range, amounting to EUR 345.2 million. Total new promotional business, which also includes standard promotional loans and securitized promotional business, increased by 20.6% to EUR 13.6 billion.

Rentenbank used EUR 63.6 million of its income to provide reduced interest rates on its special promotional loans in 2015. In addition, the bank’s promotional activities comprised grants for the program ‘Research on Agricultural Innovation’ in the amount of EUR 3.0 million as well as a capital increase of Rehwinkel Foundation in the amount of EUR 2.0 million.

The total volume of the promotional activities performed in 2015 at the expense of the Bank’s own earnings (promotional performance) amounted to EUR 82.9 million (as compared to EUR 90.7 million in 2014), including the distributable profit of EUR 14.3 million.

Sharp rise in loans for land purchases

In the promotional line ‘Agriculture’, Rentenbank extended loans of EUR 3.2 billion, up 16.5% on 2014. This was largely due to a rise in new lending for land purchases, which increased by 23.6% to EUR 0.8 billion, and to liquidity assistance loans. By contrast, demand for building loans, especially for dairy cattle barns and pigsties, fell by 11.8% to EUR 1.1 billion.

The promotional lines ‘Rural Development’ and ‘Agribusiness’ saw a significant upturn in demand for their loans, which increased by 47.5% to EUR 2.3 billion and by 45.7% to EUR 0.8 billion, respectively. By contrast, new business in the ‘Renewable Energy’ promotional line declined by 24.6% to EUR 1.5 billion. This was primarily driven by the reform of the German Renewable Energy Sources Act (EEG).

The volume of new standard promotional loans was up 59.4% on 2014, rising to EUR 3.2 billion. New securitized promotional business increased by 7.6% to EUR 2.6 billion.

New issues: US dollar most important issuance currency

In 2015, Rentenbank raised EUR 13.0 billion of medium and long-term funding (as compared to EUR 10.9 billion in 2014) in the domestic and international capital markets, reaching a new record high. Foreign investors accounted for 93% of the funding volume (as compared to 88% in 2014). Rentenbank placed 46% (as compared to 48% in 2014) of the issuance volume with banks and 35% (as compared to 31% in 2014) with central banks. The Euro Medium Term Note (EMTN) program is traditionally the most important medium and long-term funding instrument. It accounted for slightly more than half of the total issuance volume, amounting to EUR 7.3 billion in 2015 (as compared to EUR 7.3 billion in 2014). In addition, the bank issued two USD-denominated global bonds with a total equivalent value of EUR 3.0 billion (as compared to EUR 1.7 billion in 2014). Rentenbank raised 78% (as compared to 73% in 2014) of the issuance volume in foreign currencies. The USD was the most important issuance currency with a share of 50% (as compared to 41%), followed by the EUR at 22% (as compared to 27% in 2014) and the AUD at 17% (as compared to 14% in 2014).

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Sharp rise in operating result due to non-recurring item

The preliminary operating result before provision for loan losses and valuation, reported in accordance with the German Commercial Code (HGB), increased sharply by 16.7% to EUR 283.3 million (as compared to EUR 242.7 million in 2014). This was primarily due to a positive non-recurring item of EUR 49.8 million, involving dividends paid in advance by the subsidiary LRB during the restructuring of one of its equity holdings. Adjusted for this non-recurring item, the operating result would have fallen by 3.8% year-on-year to EUR 233.5 million. After provision for loan losses and valuation, and allocation to reserves, the Board of Managing Directors expects Rentenbank to report net income of EUR 57.0 million for 2015 (as compared to EUR 55.0 million for 2014).

Rise in total assets

Based on initial calculations, total assets amounted to EUR 83.9 billion at year end 2015 (as compared to EUR 80.1 billion as at December 31, 2014). Loans and advances to banks increased to EUR 55.7 billion (as compared to EUR 51.5 billion as at December 31, 2014). By contrast, the securities portfolio decreased to EUR 18.3 billion (as compared to EUR 20.2 billion as at December 31, 2014). Securitized liabilities grew by EUR 1.5 billion to EUR 67.3 billion. Own funds increased to EUR 4.7 billion (as compared to EUR 4.3 billion as at December 31, 2014).

Improved capital ratios

Compared with year end 2014, the bank’s capital ratios have improved. The Common Equity Tier 1 capital ratio was 20.2% (as compared to 16.4% as at December 31, 2014) and the total capital ratio was 23.2% (as compared to 19.3% as at December 31, 2014).

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New Business

Promotional business	2015	2014	Change in %
	(EUR million)
Special promotional loans	7,807	6,858	13.8
Of which: Agriculture	3,175	2,725	16.5
Rural development	2,299	1,559	47.5
Renewable Energy	1,512	2,006	-24.6
Agribusiness	794	545	45.7

Standard promotional loans	3,192	2,002	59.4
Securitized promotional business	2,604	2,419	7.6

Total new promotional business	13,603	11,278	20.6

Funding of promotional business
	(EUR billion)
Medium and long-term funding	13.0	10.9	19.3
Of which: Euro MTN	7.3	7.3	0.0
Global bonds	3.0	1.7	76.5
AUD MTN	2.2	1.5	46.7

Preliminary Unconsolidated Balance Sheet
(in accordance with the German Commercial Code (HGB))

	December 31, 2015	December 31, 2014	Change in %
	(EUR billion)
Total assets	83.9	80.1	4.7
Loans and advances to banks	55.7	51.5	8.2
Securities portfolio	18.3	20.2	-9.4
Securitized liabilities	67.3	65.8	2.3

	(EUR million)
Own funds	4,664	4,333	7.6

Preliminary Unconsolidated Income Statement
(in accordance with the German Commercial Code (HGB))

	2015	2014	Change in %
	(EUR million)
Net interest income	311.9	311.0	0.3
Special payout LRB	49.8	-	-
Administrative expenses	59.8	56.6	5.7
Operating result before provision for loan losses and valuation	283.3	242.7	16.7
Net income	57.0	55.0	3.6

Promotional performance	82.9	90.7	-8.6
Of which: Interest rate reduction for special promotional loans	63.6	73.9	-13.9
Capital increase of Rehwinkel Foundation	2.0	-	-
Grants for "Research on Agricultural Innovation"	3.0	3.0	0.0
Distributable profit	14.3	13.8	3.6

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RECENT DEVELOPMENTS

THE FEDERAL REPUBLIC OF GERMANY

Overview of Key Economic Figures

The following economic information regarding the Federal Republic is derived from the public official documents cited below. Certain of the information is preliminary.

Gross Domestic Product (GDP)

GROSS DOMESTIC PRODUCT

(adjusted for price, seasonal and calendar effects) (1)

Reference period	Percentage change on previous quarter	Percentage change on the same quarter in previous year
3rd quarter 2014	0.2	1.1
4th quarter 2014	0.6	1.4
1st quarter 2015	0.3	1.1
2nd quarter 2015	0.4	1.6
3rd quarter 2015	0.3	1.7

(1)	Adjustment for seasonal and calendar effects according to the Census X-12-ARIMA method.

Germany’s gross domestic product (“GDP”) increased by 0.3% after price, seasonal and calendar adjustments in the third quarter of 2015 compared to the second quarter of 2015. Compared to the previous quarter, the most significant contribution to GDP came from domestic final consumption expenditure. The final consumption expenditure of both households and government increased. By contrast, gross fixed capital formation decreased slightly. According to provisional calculations, the development of foreign trade had a downward effect on growth because the increase in imports was substantially larger than that of exports.

In a year-on-year comparison, the German economy recorded positive growth. GDP in the third quarter of 2015 increased by 1.7% in price and calendar-adjusted terms, following an increase of 1.6% in the second quarter of 2015.

Source: Statistisches Bundesamt, Detailed gross domestic product results for the 3rd quarter of 2015, press release of November 24, 2015 (https://www.destatis.de/EN/PressServices/Press/pr/2015/11/PE15_430_811.html).

In 2015 as a whole, price-adjusted GDP increased by 1.7% compared to 2014, according to preliminary calculations of the German Federal Statistical Office. As in 2014 (1.6%), the annual growth rate in 2015 was above the average of the last ten years (1.3%). In price- and calendar-adjusted terms, GDP increased by 1.5% in 2015 as a whole because the number of working days in 2015 was higher than in 2014.

One of the most significant factors behind German economic growth in 2015 was final consumption expenditure of households and of government, which increased, in price-adjusted terms, by 1.9% and 2.8%, respectively, compared to 2014. In addition, gross fixed capital formation in machinery and equipment increased by 3.6% and gross fixed capital formation in construction increased by 0.2% compared to 2014.

German exports of goods and services increased, in price-adjusted terms, by 5.4% in 2015 compared to 2014, while imports increased by 5.7%. The balance of exports and imports thus made a relatively small contribution of 0.2 percentage points to GDP growth in 2015.

Source: Statistisches Bundesamt, German economy continues to grow in 2015, press release of January 14, 2016 (https://www.destatis.de/EN/PressServices/Press/pr/2016/01/PE16_014_811.html).

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Inflation Rate

INFLATION RATE

(based on overall consumer price index)

Reference period	Percentage change on previous month	Percentage change on the same month in previous year
December 2014	0.0	0.2
January 2015	-1.0	-0.3
February 2015	0.9	0.1
March 2015	0.5	0.3
April 2015	0.0	0.5
May 2015	0.1	0.7
June 2015	-0.1	0.3
July 2015	0.2	0.2
August 2015	0.0	0.2
September 2015	-0.2	0.0
October 2015	0.0	0.3
November 2015	0.1	0.4
December 2015	-0.1	0.3

On an annual average, consumer prices in Germany increased by 0.3% in 2015 compared to 2014. The year-on-year rate of price increase has thus been decreasing since 2011 (2011: 2.1%; 2012: 2.0%; 2013: 1.5%; 2014: 0.9%). The low year-on-year rate of price increase in 2015 was largely due to the decline in energy prices, which decreased by 7.0% compared to 2014 mainly as a result of the development of crude oil prices. Compared to 2014, food prices increased by 0.8% in 2015. Over the same period, prices for total goods decreased by 0.8% while prices for services increased by 1.2%.

In December 2015, consumer prices in Germany rose by 0.3% compared to December 2014. The low inflation rate in December 2015 was mainly due to a 6.5% decrease in energy prices compared to December 2014. Most notably, prices for heating oil and motor fuels decreased by 23.3% and 7.5%, respectively, compared to the corresponding period in 2014. Excluding the prices of energy products, the inflation rate in December 2015 compared to December 2014 would have been 1.1%.

Food prices increased by 1.4% in December 2015 compared to December 2014. Overall, the prices of goods decreased by 0.6% in December 2015 compared to December 2014, mainly as a result of the decrease in prices of energy products. By contrast, prices for services increased by 1.2% in December 2015 compared to December 2014, due mainly to a 1.0% increase in net rents exclusive of heating expenses.

Compared to November 2015, the consumer price index decreased by 0.1% in December 2015. Overall, energy prices decreased by 2.9% from November 2015 to December 2015. A notable price increase of 13.7% was observed for package holidays in December 2015 compared to November 2015. Prices for food decreased by 0.4% over the same period.

Source: Statistisches Bundesamt, Consumer prices in 2015: +0.3% on the previous year, press release of January 19, 2016 (https://www.destatis.de/EN/PressServices/Press/pr/2016/01/PE16_018_611.html).

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Unemployment Rate

UNEMPLOYMENT RATE

(percent of unemployed persons in the total labor force according to the

International Labour Organization (ILO) definition) (1)

Reference period	Original percentages	Adjusted percentages (2)
November 2014	5.0	4.9
December 2014	4.5	4.9
January 2015	4.9	4.8
February 2015	5.3	4.8
March 2015	4.8	4.8
April 2015	4.9	4.7
May 2015	4.5	4.7
June 2015	4.6	4.6
July 2015	4.6	4.6
August 2015	4.3	4.6
September 2015	4.3	4.5
October 2015	4.4	4.5
November 2015	4.6	4.5

(1)	The time series on unemployment are based on the German Labour Force Survey.
(2)	Adjusted for seasonal and irregular effects (trend cycle component) using the X-12-ARIMA method.

The number of employed persons increased by approximately 424,000 persons, or 1.0%, from November 2014 to November 2015. Compared to October 2015, the number of employed persons in November 2015 increased by approximately 41,000, after adjustment for seasonal fluctuations.

In November 2015, the number of unemployed persons decreased by approximately 166,000, or 8.1%, compared to November 2014. Adjusted for seasonal and irregular effects (trend cycle component), the number of unemployed persons in November 2015 remained unchanged at 1.90 million compared to October 2015.

Sources: Statistisches Bundesamt, November 2015: employment up 1.0% year on year, press release of January 5, 2016 (https://www.destatis.de/EN/PressServices/Press/pr/2016/01/PE16_003_132.html); Statistisches Bundesamt, Genesis-Online Datenbank, Result 13231-0001, Erwerbslose, Erwerbstätige, Erwerbspersonen, Erwerbslosenquote: Deutschland, Monate, Original- und bereinigte Daten (https://www-genesis.destatis.de/genesis/online/logon?sequenz=tabelleErgebnis&selectionname=13231-0001&zeitscheiben=2&leerzeilen=false).

Current Account and Foreign Trade

CURRENT ACCOUNT AND FOREIGN TRADE

	(balance in EUR billion) (1)
Item	January to November 2015	January to November 2014
Trade in goods, including supplementary trade items	243.6	208.2
Services	-38.1	-40.6
Primary income	54.4	55.2
Secondary income	-35.8	-35.6

Current account	224.0	187.2

(1)	Figures may not add up due to rounding.

Source: Statistisches Bundesamt, German exports in November 2015: +7.7% on November 2014, press release of January 8, 2016 (https://www.destatis.de/EN/PressServices/Press/pr/2016/01/PE16_007_51.html).

Germany’s General Government Deficit/Surplus and General Government Gross Debt

According to provisional calculations of the Federal Statistical Office, the German Federal Government, federal states and municipalities as well as security funds (together, the general government) recorded a net lending of EUR 16.4 billion in 2015. When measured as a percentage of GDP at current prices, the surplus ratio of the general government was 0.5%.

Source: Statistisches Bundesamt, German economy continues to grow in 2015, press release of January 14, 2016 (https://www.destatis.de/EN/PressServices/Press/pr/2016/01/PE16_014_811.html).

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Other Recent Developments

Financial Assistance to Euro Area Member States

On November 23, 2015, the Board of Directors of the European Stability Mechanism (“ESM”) approved a disbursement of EUR 2 billion to Greece as part of the ESM’s Financial Assistance Facility Agreement with Greece. The EUR 2 billion is the second disbursement of the initial loan sub-tranche of EUR 16 billion approved in August 2015. On December 22, 2015, the Board of Directors of the ESM approved the disbursement of the remaining EUR 1 billion to Greece, as the third and final disbursement of the initial loan sub-tranche, following the Greek government’s completion of the second set of reform milestones.

Of the second sub-tranche of EUR 10 billion held in a segregated account at the ESM and designated for potential bank recapitalization and resolution costs, approximately EUR 5.4 billion was disbursed to Greece in early December 2015 to contribute to the recapitalization of the four systemic Greek banks. The total capital shortfall of Greece’s four systemic banks of EUR 14.4 billion identified by the European Single Supervisory Mechanism in October 2015 has therefore been covered in large part by private means. The remaining EUR 4.6 billion of this sub-tranche remains available to cover further Greek banking sector recapitalization and resolution costs. Future releases of funds will be decided on a case-by-case basis.

Sources: European Stability Mechanism, ESM Board of Directors approves €2 billion disbursement to Greece, press release of November 23, 2015 (http://www.esm.europa.eu/press/releases/esm-board-of-directors-approves-2-billion-disbursement-to-greece.htm); European Stability Mechanism, ESM Board of Directors approves €1 billion disbursement to Greece, press release of December 22, 2015 (http://www.esm.europa.eu/press/releases/esm-board-of-directors-approves-1-billion-disbursement-to-greece1.htm); European Stability Mechanism, ESM Board of Directors approves €2.72 billion disbursement to recapitalise Piraeus Bank of Greece, press release of December 1, 2014 (http://www.esm.europa.eu/press/releases/esm-board-of-directors-approves-2.72-billion-disbursement-to-recapitalise-piraeus-bank-of-greece-.htm); European Stability Mechanism, ESM Board of Directors approves €2.71 billion disbursement to recapitalise National Bank of Greece, press release of December 8, 2014 (http://www.esm.europa.eu/press/releases/esm-board-of-directors-approves-2.71-billion-disbursement-to-recapitalise-national-bank-of-greece.htm); European Central Bank, ECB finds total capital shortfall of €14.4 billion for four significant Greek banks, press release of October 31, 2015 (https://www.bankingsupervision.europa.eu/press/pr/date/2015/html/sr151031.en.html).

European Financial System

As part of the European banking union, the Single Resolution Fund (“SRF”) and the Single Resolution Board (“SRB”) became fully operational as scheduled on January 1, 2016. As of such date, the German Financial Market Stabilization Fund (“SoFFin”) is closed for new applications for assistance from credit institutions. The total target size of the SRF, equal to 1% of the amount of covered deposits of all credit institutions authorized in all the member states of the European Union (“Member States”) participating in the banking union, was estimated to be approximately EUR 55 billion in 2014 and will be built up through contributions by banks in the participating Member States over a period of eight years from 2016 to 2023. The German banking sector is required to contribute just under EUR 15.5 billion over this period.

As of 2016, each participating Member State will provide a national individual credit line to the SRB to back its banks’ contributions to the SRF in the event of possible funding shortfalls following resolution cases of its banks. The maximum aggregate amount of the credit lines of the participating Member States will amount to EUR 55 billion. The repartition key among Member States corresponds to the contributions to the SRF, which will be made by banks in each Member State by 2023.

Sources: Federal Ministry of Finance, Reorganisation of the Federal Agency for Financial Market Stabilisation (FMSA), press release of December 14, 2015 (http://www.bundesfinanzministerium.de/Content/EN/Standardartikel/Topics/Financial_markets/Articles/2015-12-14-reorganisation-fmsa.html); Deutsche Bundesbank, Compromise reached over resolution fund, article dated December 22, 2014 (https://www.bundesbank.de/Redaktion/EN/Topics/2014/2014_12_22_compromise_reached_resolution_fund.html); Council of the European Union, Statement on Banking Union and bridge financing arrangements for the Single Resolution Fund, press release of December 8, 2015 (http://www.consilium.europa.eu/en/press/press-releases/2015/12/08-statement-by-28-ministers-on-banking-union-and-bridge-financing-arrangements-to-srf).

German and EU Reaction to Migratory Pressure

In November 2015, leaders of the European Union (“EU”) agreed with Turkey on an action plan to reduce the influx of refugees to Europe. As part of this agreement, the EU will provide EUR 3 billion to finance humanitarian assistance for refugees in Turkey. Both sides agreed to increase their active cooperation on maritime rescue operations, improve border management and intensify efforts to tackle criminal human traffickers. In addition, both sides agreed to focus on enhancing relationships between the EU and Turkey, including driving forward negotiations for the accession of Turkey to the EU.

Source: Bundesregierung, Action plan agreed to address the refugee crisis, statement of November 30, 2015 (http://www.bundesregierung.de/Content/EN/Reiseberichte/2015/2015-11-29-eu-tuerkei-gipfel.html?nn=709674)

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SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant Landwirtschaftliche Rentenbank has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized, at Frankfurt am Main, Federal Republic of Germany, on February 1, 2016.

LANDWIRTSCHAFTLICHE RENTENBANK

By /s/ Dr. Horst Reinhardt
Name: Dr. Horst Reinhardt
Title: Managing Director,
Speaker of the Board of Managing Directors

By /s/ Martin Middendorf
Name: Martin Middendorf
Title: Director

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